Exhibit 99.1

Mainz Biomed Announces Pricing of $5.0 million Registered Direct Offering

BERKELEY, Calif. and MAINZ, Germany, Nov. 13, 2023 (GLOBE NEWSWIRE) -- Mainz Biomed N.V. (Nasdaq: MYNZ) (“Mainz Biomed” or the “Company”), a molecular genetics diagnostic company specializing in the early detection of cancer, announced today that it has entered into a securities purchase agreement with several institutional investors to purchase $5.0 million of its ordinary shares (or pre-funded warrants to purchase ordinary shares in lieu thereof) and warrants to purchase ordinary shares in a registered direct offering. The combined effective purchase price for each ordinary share (or pre-funded warrant) and associated warrant to purchase one ordinary share will be $1.20.

Under the terms of the securities purchase agreement, Mainz Biomed has agreed to issue 4,166,667 ordinary shares (or pre-funded warrant in lieu thereof) and warrants (the “Warrants”) to purchase up to an aggregate of 4,166,667 shares. The Warrants will be exercisable immediately on the date of issuance until the fifth anniversary of the issuance date at a price of $1.20 per share.

Titan Partners Group, a division of American Capital Partners, is acting as sole placement agent for the offering. The offering is expected to close on or about November 15, 2023, subject to the satisfaction of customary closing conditions.

The shares of common stock are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-269091) previously filed on December 30, 2022, and declared effective by the U.S. Securities and Exchange Commission (“SEC”) on January 6, 2023. The offering of ordinary shares and Warrants will be made only by means of a prospectus supplement that forms a part of the registration statement.

Copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting Titan Partners Group LLC, a division of American Capital Partners, LLC, 4 World Trade Center, 29th Floor, New York, NY 10007, by telephone at (929) 833-1246 or by email at info@titanpartnersgrp.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Please visit Mainz Biomed’s official website for investors at mainzbiomed.com/investors/ for more information.

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About Mainz Biomed N.V.

Mainz Biomed develops market-ready molecular genetic diagnostic solutions for life-threatening conditions. The Company’s flagship product is ColoAlert®, an accurate, non-invasive and easy-to-use, early-detection diagnostic test for colorectal cancer based on real-time Polymerase Chain Reaction-based (PCR) multiplex detection of molecular-genetic biomarkers in stool samples. ColoAlert® is currently marketed across Europe. The Company is running a pivotal FDA clinical study for US regulatory approval. Mainz Biomed’s product candidate portfolio also includes PancAlert, an early-stage pancreatic cancer screening test. To learn more, visit mainzbiomed.com.

For media inquiries -

In Europe:

MC Services AG

Anne Hennecke/Caroline Bergmann

+49 211 529252 20

mainzbiomed@mc-services.eu

In the U.S.:

Josh Stanbury

+1 416 628 7441

josh@sjspr.co

For investor inquiries, please contact info@mainzbiomed.com

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from the Company’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the failure to meet projected development and related targets; (ii) changes in applicable laws or regulations; (iii) the effect of the COVID-19 pandemic on the Company and its current or intended markets; and (iv) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by the Company. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its initial filings with the SEC, including its annual report on Form 20-F filed on April 7, 2023. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statement made by us in this press release is based only on information currently available to Mainz Biomed and speaks only as of the date on which it is made. Mainz Biomed undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.